# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N303
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 7000 Akko Road, Kiryat Motzkin, Israel (L3), 2641400
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0002127740

## Reporting persons
- BATYA BEN YAKOV: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 169,811; shared voting power 0; sole dispositive power 169,811; shared dispositive power 0; aggregate amount beneficially owned 169,811 (13.6% of the class)
  Comment: The requirement to file this report was triggered by the execution on March 27, 2026 of a share purchase agreement between Batya Ben Yakov, Femto Technologies Inc. and Gilad R.G. Planning and Implementation of Technologies and Software 2025 Ltd. ("Gilad"), pursuant to which Batya Ben Yakov acquired 169,811 Subordinate Voting Shares in partial consideration for the sale by Batya Ben Yakov to the Company of certain shares of Gilad held by Batya Ben Yakov

## Item 1. Issuer
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 7000 Akko Road, Kiryat Motzkin, L3, 2641400

## Item 2. Person Filing
Name of person filing: BATYA BEN YAKOV
Address of principal business office or, if none, residence: HAVRADIM 72/2 ASHKELON ISRAEL
Citizenship: ISRAELI

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 169,811
Percent of class: 13.6$
Sole power to vote or to direct the vote: 169,811
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 169,811
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BATYA BEN YAKOV: /s/ Batya Ben Yakov, Batya Ben Yakov (04/07/2026)